SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                       Advanced Sports Technologies, Inc.
                                (NAME OF ISSUER)


                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  00765 D 10-6
                                 (CUSIP NUMBER)


                               James F. Mongiardo
                                  2 Briar Lane
                           Natick, Massachusetts 01760
                                 (508) 647-4065

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)


                               September 23, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

00765 D 10 6                                                         Page 2 of 4

                                  SCHEDULE 13D

                              CUSIP  NO 00765 D 10 6
---------------------------------------------------------------------
(1)  NAMES  OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        James F. Mongiardo
---------------------------------------------------------------------
(2)  CHECK  THE  APPROPRIATE  BOX  IF  A                     (A)  / /
     MEMBER  OF  A  GROUP  (SEE  INSTRUCTIONS)               (B)  / /
---------------------------------------------------------------------
(3)  SEC  USE  ONLY
---------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)   OO
---------------------------------------------------------------------
(5)  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL                        / /
     PROCEEDINGS  IS  REQUIRED  PURSUANT
     TO  ITEMS  2(D)  OR  2(E)

---------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION   USA
---------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH            12,127,500
REPORTING  PERSON      ----------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                           0
                       ----------------------------------------------
                       (9)  SOLE  DISPOSITIVE  POWER
                           12,127,500
                       ----------------------------------------------
                       (10)  SHARED  DISPOSITIVE  POWER
                           0
---------------------------------------------------------------------
(11)  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
      PERSON        12,127,500
---------------------------------------------------------------------
(12)  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)       /
      EXCLUDES  CERTAIN  SHARES  (SEE  INSTRUCTIONS)
---------------------------------------------------------------------
(13)  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                           36.6%
---------------------------------------------------------------------
(14)  TYPE  OF  REPORTING  PERSON  (SEE  INSTRUCTIONS)  IN
---------------------------------------------------------------------

00765 D 10 6                                                         Page 2 of 4

ITEM  1.     SECURITY  AND  ISSUER.

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the "Common Stock"), of Advanced Sports Technologies, Inc., a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 Briar Lane, Natick, MA 01760.

ITEM  2.     IDENTITY  AND  BACKGROUND.

(a). This Schedule 13D is being filed with respect to shares of Common Stock of the Issuer beneficially owned by James F. Mongiardo (the "Reporting Person").

(b). The principal business address of the Reporting Person is 2 Briar Lane, Natick, MA 01760.

(c). The Reporting Person is the Chief Executive Officer, President and sole Director of the Issuer. His address is set forth in (b) above. The Reporting Person is also the Chief Executive Officer, President and sole Director of CardioBioMedical Corporation, a Delaware corporation, with a principal business address of 2 Briar Lane, Natick, MA 01760.

(d). During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f).     The Reporting Person is a United States citizen.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

All of the shares of Common Stock beneficially held by the Reporting Person were issued as consideration for the Reporting Person's interest in CardioBioMedical Corporation, a Delaware corporation, which was merged into a wholly-owned subsidiary of the Issuer in exchange for shares of Common Stock of the Issuer (the "Merger").

00765 D 10 6                                                         Page 2 of 4

ITEM  4.     PURPOSE  OF  TRANSACTION.

The shares of Common Stock were acquired by the Reporting Person for investment purposes. Other than the Agreement and Plan of Merger relating to the Merger entered into on September 23, 2005, the Reporting Person presently has no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a). The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned by the Reporting Person are 12,127,500 and 36.6%, respectively. The percentage owned is based upon issued and outstanding shares of the Issuer of 33,175,009 shares of Common Stock as of September 23, 2005, which assumes all 22,077,509 shares of Common Stock to be issued in connection with the Merger have been issued and are outstanding.

(b). The Reporting Person has sole power to vote or direct the vote of all shares of Common Stock of the Issuer held by the Reporting Person.

(c). During the past 60 days, the Reporting Person has not effected any transactions in shares of Common Stock of the Issuer.

(d). No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e).     Not applicable.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS,  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

Not applicable.

ITEM  7.     MATERIALS  TO  BE  FILED  AS  EXHIBITS.

Agreement and Plan of Merger, dated September 23, 2005, by and among Advanced Sports Technologies, Inc., AST Acquisition Sub, Inc. and CardioBioMedical Corporation

                                    SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  10/18/05               /S/  James F. Mongiardo
                               ------------------------